UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

April 30, 2013

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒  Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3 (NO. 333-169119) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3 (File No. 333-169119):

•                  $1,900,000 8.70% Exchangeable Notes due April 29, 2014 (Linked to the Common Stock of Phillips 66)

•                  $5,780,000 Callable Contingent Payment Notes due April 28, 2023 Linked to the EURO STOXX 50® Index

•                  $1,976,000 Notes due April 30, 2020 Linked to the Performance of the S&P 500® Index

•                  $505,000 Callable Contingent Quarterly Payment Notes due April 28, 2016 Linked to the Lowest Return of the S&P 500® Index, the Russell 2000® Index, and the EURO STOXX 50® Index

•                  $3,285,000 Notes due April 29, 2016 Linked to the Performance of a Basket of Commodities

•                  $156,000 Notes due April 30, 2018 Linked to the Performance of a Basket of Commodity Indices

•                  $1,864,000 Annual Reset Coupon Buffered Notes due April 30, 2019 Linked to the Performance of the Russell 2000® Index

•                  $5,000,000 Callable Contingent Payment Notes due April 28, 2023 Linked to the EURO STOXX 50® Index

•                  $2,109,700 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of  Morgan Stanley due April 30, 2018

•                  $3,579,300 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of  Deere & Company due April 30, 2018

•                  $1,125,000 Trigger Phoenix Autocallable Optimization Securities linked to the common stock of   Schlumberger N.V. (Schlumberger Limited) due April 30, 2018

•                  $580,000 12.75% Exchangeable Notes due October 30, 2013 (Linked to the Common Stock of Barrick Gold Corporation)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: April 30, 2013	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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